Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated December 12, 2016, with respect to the financial statements of the Goehring & Rozenwajg Resources Fund (one fund in the Goehring & Rozenwajg Investment Funds Trust), which appears in the Statement of Additional Information included in this Pre-Effective Amendment No. 3 to the Registration Statement No. 333-212686 on Form N-1A (the “Registration Statement”). We consent to the inclusion in the Registration Statement of the aforementioned report and to the use of our name as it appears under the captions “Disclosure of Portfolio Holdings” and “Other Information About The Fund” and “Financial Statements” in the Statement of Additional Information.

/s/ GRANT THORNTON LLP

Chicago, Illinois
December 12, 2016